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                                                   OMB Number:      3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )

                              CLAIRE'S STORES, INC.
                      ------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                      ------------------------------------

                         (Title of Class of Securities)

                                    179584107
                      ------------------------------------

                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)               PAGE 1 OF 8


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--------------------------------------------------------------------------------
CUSIP NO. 179584107               13G                         PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC       - 95-4575414
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         IS A CALIFORNIA LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------
                       5        SOLE VOTING POWER

NUMBER OF                       0
SHARES                 ---------------------------------------------------------
BENEFICIALLY            6       SHARED VOTING POWER
OWNED BY
EACH REPORTING                  3,172,436
PERSON WITH            ---------------------------------------------------------
                        7       SOLE DISPOSITIVE POWER

                                0
                       ---------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                3,172,436
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         3,172,436
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.89%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  United States
                       Securities and Exchange Commission

                                  Schedule 13G

*********************

Item 1.  (a)  Issuer:          Claire's Stores, Inc.
         (b)  Address:         3 S.W. 129TH Avenue
                               Pembroke Pines, Florida 33027

Item 2.  (a)  Filing Person:   Kayne Anderson Rudnick Investment Management, LLC
         (b)  Addresses:       1800 Avenue of the Stars, Second Floor
                               Los Angeles, CA 90067

         (c)  Citizenship:     Kayne Anderson Rudnick Investment Management, LLC
                               is a California limited liability company

         (d)  Title of Class
              of Services:     Common Stock

         (e)  Cusip Number:    179584107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (e) Kayne Anderson Rudnick Investment Management, LLC, is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

          Kayne Anderson Rudnick Investment Management, LLC

          o Managed accounts                                 3,172,436

     (b)  Percent of Class:                                      6.89%

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                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G


                         CLAIRE'S STORES, INC. (Issuer)
                           **************************

Item 5.   Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not applicable.

Item 8.   Identification and Classification of Members of the Group
          Not applicable

Item 9.   Notice of Dissolution of Group
          Not applicable

Item 10.  Certification
          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G

                         CLAIRE'S STORES, INC. (Issuer)
                           **************************


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                     February 9, 2001
------------------------------------------------------
                           Date


KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC


         By:    /s/ RICHARD A. KAYNE
                --------------------------------------
                Richard A. Kayne,
                Management Committee Co-Chair & CEO

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               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)
               ---------------------------------------------------


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.





                     February 9, 2001
-------------------------------------------------------
                           Date


KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC


         By:    /s/ RICHARD A. KAYNE
                ---------------------------------------
                Richard A. Kayne,
                Management Committee Co-Chair & CEO

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                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G
                                  (cover page)

                         CLAIRE'S STORES, INC. (Issuer)
                           **************************


Box 9. The reported shares are owned by several accounts managed, with discretion to purchase or sell securities, by Kayne Anderson Rudnick Investment Management, LLC, a registered investment adviser.

       Kayne Anderson Rudnick Investment Management, LLC disclaims beneficial ownership of the shares reported.


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                                   UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Timberline Software Corporation





Dated:  February 9, 2001


KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC


         By:    /s/ RICHARD A. KAYNE
                ---------------------------------------
                Richard A. Kayne,
                Management Committee Co-Chair & CEO



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